                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           URANIUM RESOURCES, INC.
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                   COMMON STOCK, PAR VALUE $.001 PER SHARE
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  916901-30
                   ----------------------------------------
                                (CUSIP Number)


                               JAMES M. PLASYNSKI
                           ASSISTANT GENERAL COUNSEL
                       WESTINGHOUSE ELECTRIC CORPORATION
                             WESTINGHOUSE BUILDING
                               11 STANWIX STREET
                           PITTSBURGH, PA 15222-1384
                                 (412) 642-2591
- -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 AUGUST 1, 1996
                   ----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [   ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

  CUSIP No. 916901-30                         Page__________of____________Pages


1.     Name of Reporting Person
       S.S. OR I.R.S. Identification No. of Above Person)
       Westinghouse Electric Corporation 25-0877540
________________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group*    (a)         [   ]
                                                            (b)         [ X ]
________________________________________________________________________________

3.     SEC Use Only
________________________________________________________________________________

4.     Source of Funds:  00
________________________________________________________________________________

5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant To Items 2(d) or 2(e)                   [  ]
________________________________________________________________________________

6.     Citizenship or Place of Organization:
       Incorporated in Pennsylvania
________________________________________________________________________________

Number of                      7.  Sole Voting Power:                  0
  Shares                       __________________________________________
Beneficially                   8.  Shared Voting Power:                0
 Owned by                      __________________________________________
   Each                        9.  Sole Dispositive Power:             0
 Reporting                     __________________________________________
  Person                       10. Shared Dispositive Power:           0
   With
________________________________________________________________________________

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person:  0
________________________________________________________________________________

12.    Check Box if the Aggregate Amount in Row (11)             [  ]
       Excludes Certain Shares*
________________________________________________________________________________

13.    Percent of Class Represented by Amount in Row (11)

                                                                       0
________________________________________________________________________________

14.    Type of Reporting Person:  CO
________________________________________________________________________________

         The Schedule 13D filed on September 1, 1995 by Westinghouse Electric Corporation ("Westinghouse") is hereby amended by this Amendment No. 1 as follows:

1. Item 2 is amended to report that Westinghouse's continuing operations include television and radio broadcasting networks and stations, equipment and services for utility markets, transport temperature control equipment, management services at government-owned facilities and communication and information systems. Schedule I of Item 2 is amended by substituting therefor the attached Schedule I. Item 2 is further amended to report that except for Robert E. Cawthorn and David
         K. P. Li, who are both British citizens, each person identified in
         Schedule I hereto is a United States citizen.

2. Item 4 is amended to report the sale by Westinghouse on August 1, 1996 of 736,842 shares of Common Stock of Uranium Resources, Inc. ("URI") pursuant to an execution sale and a registration statement filed by URI with the Securities and Exchange Commission on June 10, 1996.

3. Item 5 is amended to report the sale by Westinghouse on August 1, 1996 of 736,842 shares of Common Stock of URI, which constituted all of the Common Stock of URI beneficially owned by it. Westinghouse thereby ceased to be a beneficial owner of the Common Stock of URI on that date.

4. Item 6 is amended to report the sale by Westinghouse on August 1, 1996 of 736,842 shares of Common Stock of URI.

5. Any information previously included in the Schedule 13D and not revised or modified as described in this Amendment No. 1 remains unchanged.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:   August 8, 1996

                                              WESTINGHOUSE ELECTRIC CORPORATION


                                              By:   /S/ FREDRIC G. REYNOLDS
                                                  -----------------------------
                                                   Fredric G. Reynolds
                                                   Executive Vice President and
                                                   Chief Financial Officer

                                   SCHEDULE I

                      Name, business address, and present
                     principal occupation or employment of
                    the directors and executive officers of
                       WESTINGHOUSE ELECTRIC CORPORATION:


                                   Directors
                                   ---------

                                                                     Present Principal Occupation and
Name, Business Address                                               Address of Employment
- ----------------------                                               --------------------------------
  Frank C. Carlucci                                                    Chairman
  The Carlyle Group                                                    The Carlyle Group
  1001 Pennsylvania Avenue, N.W.                                       1001 Pennsylvania Avenue, N.W.
  Washington, DC  20004-2505                                           Washington, DC  20004-2505

  Robert E. Cawthorn                                                   Chairman
  Rhone-Poulenc Rorer, Inc.                                            Rhone-Poulenc Rorer, Inc.
  500 Arcola Road                                                      500 Arcola Road
  Collegeville, PA  19426                                              Collegeville, PA 19426

  Gary M. Clark                                                        President
  Westinghouse Electric  Corporation                                   Westinghouse Electric Corporation
  Westinghouse Building                                                Westinghouse Building
  11 Stanwix Street                                                    11 Stanwix Street
  Pittsburgh, PA  15222                                                Pittsburgh, PA  15222

  George H. Conrades                                                   President and Chief Executive Officer
  BBN Corporation                                                      BBN Corporation
  150 Cambridge Park Drive                                             150 Cambridge Park Drive
  Cambridge, MA  02140                                                 Cambridge, MA  02140

  William H. Gray III                                                  President and Chief Executive Officer
  The College Fund/UNCF                                                The College Fund/UNCF
  8260 Willow Oaks Corporate Drive                                     8260 Willow Oaks Corporate Drive
  P.O. Box 10444                                                       P. O. Box 10444
  Fairfax, VA   22031                                                  Fairfax, VA  22031

  Michael H. Jordan                                                    Chairman and Chief Executive Officer
  Westinghouse Electric Corporation                                    Westinghouse Electric Corporation
  Westinghouse Building                                                Westinghouse Building
  11 Stanwix Street                                                    11 Stanwix Street
  Pittsburgh, PA  15222                                                Pittsburgh, PA  15222

                               Directors (con't)
                               ---------

                                                                     Present Principal Occupation and
Name, Business Address                                               Address of Employment
- ----------------------                                               --------------------------------
  David K. P. Li                                                       Deputy Chairman and Chief Executive
  Bank of East Asia, Limited                                           Bank of East Asia, Limited
  Bank of East Asia Building                                           Bank of East Asia Building
  22nd Floor                                                           22nd Floor
  10 Des Voeux Road Central                                            10 Des Voeux Road Central
  Hong Kong                                                            Hong Kong

  David T. McLaughlin                                                  Chairman and Chief Executive Officer
  The Aspen Institute                                                  The Aspen Institute
  Carmichael Road                                                      Carmichael Road
  Queenstown, MD  21658                                                Queenstown, MD 21658

  Richard R. Pivirotto                                                 President
  Richard R. Pivirotto Co., Inc.                                       Richard R. Pivirotto Co., Inc.
  111 Clapboard Ridge Road                                             111 Clapboard Ridge Road
  Greenwich, CT  06830                                                 Greenwich, CT  06830

  Paula Stern                                                          President
  The Stern Group, Inc.                                                The Stern Group, Inc.
  3314 Ross Place, N.W.                                                3314 Ross Place, N.W.
  Washington, DC  20008                                                Washington, DC  20008

  Robert D. Walter                                                     Chairman and Chief Executive Officer
  Cardinal Health, Inc.                                                Cardinal Health, Inc.
  555 Glendon Court                                                    555 Glendon Court
  Dublin, OH  43016                                                    Dublin, OH  43016

                               Executive Officers
                               ------------------

                                                                     Present Principal Occupation and
Name, Business Address                                               Address of Employment
- ----------------------                                               --------------------------------
  Michael H. Jordan                                                    Chairman and Chief Executive Officer
  Westinghouse Electric Corporation                                    Westinghouse Electric Corporation
  Westinghouse Building                                                Westinghouse Building
  11 Stanwix Street                                                    11 Stanwix Street
  Pittsburgh, PA  15222                                                Pittsburgh, PA  15222

  Gary M. Clark                                                        President
  Westinghouse Electric Corporation                                    Westinghouse Electric Corporation
  Westinghouse Building                                                Westinghouse Building
  11 Stanwix Street                                                    11 Stanwix Street
  Pittsburgh, PA  15222                                                Pittsburgh, PA  15222

  Frank R. Bakos                                                       President - Power Generation
  Westinghouse Electric Corporation                                    Westinghouse Electric Corporation
  The Quadrangle                                                       The Quadrangle
  4400 Alafaya Trail                                                   4400 Alafaya Trail
  Orlando, FL  32826-2399                                              Orlando, FL  32826-2399

  Louis J. Briskman                                                    Senior Vice President and General Counsel
  Westinghouse Electric Corporation                                    Westinghouse Electric Corporation
  Westinghouse Building                                                Westinghouse Building
  11 Stanwix Street                                                    11 Stanwix Street
  Pittsburgh, PA  15222                                                Pittsburgh, PA  15222

  Francis J. Harvey                                                    Executive Vice President and Chief Operating Officer
  Westinghouse Electric Corporation                                    Industries & Technology Group
  Westinghouse Building                                                Westinghouse Building
  11 Stanwix Street                                                    11 Stanwix Street
  Pittsburgh, PA  15222                                                Pittsburgh, PA   15222

                          Executive Officers (con't.)
                          ------------------

                                                                     Present Principal Occupation and
Name, Business Address                                               Address of Employment
- ----------------------                                               --------------------------------
  Peter A. Lund                                                        President & Chief Executive Officer
  CBS Inc.                                                             CBS Inc.
  President and Chief Executive Officer                                51 W. 52nd Street
  51 W. 52nd Street                                                    New York, NY 10019
  New York, NY  10019

  Fredric G. Reynolds                                                  Executive Vice President
  Westinghouse Electric Corporation                                      and Chief Financial Officer
  Westinghouse Building                                                Westinghouse Electric Corporation
  11 Stanwix Street                                                    Westinghouse Building
  Pittsburgh, PA  15222                                                11 Stanwix Street
                                                                       Pittsburgh, PA  15222

  James F. Watson, Jr.                                                 President - Thermo King
  Thermo King Corporation                                              Thermo King Corporation
  314 W. 90th Street                                                   314 W. 90th Street
  Minneapolis, MN  55420                                               Minneapolis, MN  55420